UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________
FORM 11-K
 ____________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2017.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission File Number 001-05647
____________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
MATTEL, INC. PERSONAL INVESTMENT PLAN
____________________________

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MATTEL, INC.
333 Continental Boulevard
El Segundo, California 90245-5012

MATTEL, INC. PERSONAL INVESTMENT PLAN
December 31, 2017 and 2016

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2017 and 2016	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2017	3

Notes to Financial Statements	4 - 9

Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2017	10 - 12

Exhibit:
23.0 Consent of Independent Registered Public Accounting Firm	13

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of the Mattel, Inc. Personal Investment Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Mattel, Inc. Personal Investment Plan (the “Plan”) as of December 31, 2017 and 2016 and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets (Held at End of Year) at December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
June 22, 2018

We have served as the Plan's auditor since at least 1994. We have not determined the specific year we began serving as auditor of the Plan.

MATTEL, INC. PERSONAL INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2017	December 31, 2016
	(In thousands)
ASSETS
Investments:
Common stock	$77,981	$85,152
Fixed income mutual fund	17,270	13,369
Common and commingled trust funds	785,029	672,220
Investments at fair value	880,280	770,741
Investments at contract value	146,314	157,126
Receivables:
Notes receivable from participants	8,116	7,834
Employer contributions	1,311	1,197
Participant contributions	1,080	1,004
Due from brokers for securities sold	164	14
Interest and dividends	165	136
Total receivables	10,836	10,185
Cash	—	1
Total assets	1,037,430	938,053

LIABILITIES
Management expenses payable	154	199
Due to brokers for securities purchased	—	—
Total liabilities	154	199

Net assets available for benefits	$1,037,276	$937,854
The accompanying notes are an integral part of these financial statements.

MATTEL, INC. PERSONAL INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended
December 31, 2017
(In thousands)
ADDITIONS
Investment income:
Net appreciation in fair value of investments	$120,147
Interest and dividends	5,715
Total investment income	125,862
Participant loan interest	334
Contributions:
Employer	24,885
Participant	33,530
Total contributions	58,415
Total additions	184,611

DEDUCTIONS
Benefit payments	(83,775)
Administrative expenses	(1,414)
Total deductions	(85,189)
Net increase	99,422

Net assets available for benefits:
Beginning of year	937,854
End of year	$1,037,276
The accompanying notes are an integral part of these financial statements.

MATTEL, INC. PERSONAL INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
1.     General Description of the Plan
The Mattel, Inc. Personal Investment Plan (the “Plan”) was established by Mattel, Inc. (the “Company”) effective November 1, 1983. The Plan is a contributory thrift savings form of a defined contribution plan that covers non-union employees of the Company and certain of its subsidiaries.
The Plan is sponsored and administered by the Company, acting by and through the Administrative Committee. The Plan’s assets are held by Wells Fargo Bank, N.A. (“Wells Fargo” or the “Trustee”), and the recordkeeper is Alight Solutions, LLC.
Eligibility
Employees of the Company and certain of its subsidiaries are generally eligible to participate in the Plan immediately upon their hire date if they are full-time or part-time employees of the Company or certain of its subsidiaries and are age 20 or older, except that American Girl retail store employees age 20 or older are eligible to participate in the Plan after a 90-day waiting period has been completed. American Girl variable employees are not eligible to participate.
Contributions
The Company makes automatic contributions to the Plan regardless of whether the participants elect to personally contribute to the Plan. Automatic contributions range from three percent to seven percent of a participant’s compensation, based on the participant’s age. The Company also makes matching contributions equal to 50 percent of the first 6 percent of compensation contributed by participants. Plan participants who are not classified as “highly compensated employees” under the Internal Revenue Code may contribute up to an additional 74 percent of compensation, with no matching contributions by the Company. Plan participants who are classified as “highly compensated employees” may contribute up to an additional 14 percent of compensation, with no matching contributions by the Company.
The Plan includes provisions for automatic enrollment and re-enrollment of participants and automatic increases in participant contributions. Under these provisions, each employee is automatically enrolled for contributions upon his or her commencement of employment equal to two percent of his or her compensation. In addition, the contribution percentage of each participant who has elected (or who has been automatically enrolled) to contribute less than six percent of his or her compensation is automatically increased by two percent as of the first April that is at least 90 days after the participant has elected (or who has been automatically enrolled) to contribute to the Plan. The automatic two percent increase continues on each subsequent April until the participant’s contribution level reaches six percent of compensation. A participant may affirmatively elect to override the automatic enrollment and automatic contribution increases at any time.
All contributions made to the Plan are subject to annual limitations imposed by the Internal Revenue Code.
Plan participants are able to direct all contributions into one or more of the separate investment funds available under the Plan in 2017 and 2016, including a fund that is invested primarily in the Company’s common stock (the “Mattel, Inc. stock fund”). Participants may not invest more than 25 percent of the contributions made to their accounts in the Mattel, Inc. stock fund or transfer more than 25 percent of their account balances to the Mattel, Inc. stock fund. Participants are not required to allocate any funds to the Mattel, Inc. stock fund, allowing them to limit or eliminate their exposure to market changes in the Company’s stock price.
Vesting
Participants are immediately vested in their contributions plus earnings thereon. Participants vest in the Company’s contributions plus earnings thereon after three years of credited service. While being an employee, participants can also become fully vested in the balance of their accounts upon attainment of age 65, total and permanent disability, or death.

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $2,000 and a maximum equal to the lesser of $50,000 less the highest outstanding loan balance in the last 12 months or 50 percent of the vested balance of their accounts. Loan terms generally range from one to five years but can range from one to fifteen years if the loan proceeds are used for the purchase of a primary residence. The loans are secured by the vested balance of accounts and bear interest at the prime rate plus one percent, set at the beginning of the month in which the loan is granted, and is fixed for the duration of the loan. Annual interest rates on loans outstanding for the Plan ranged from 4.24 to 9.25 percent at both December 31, 2017 and December 31, 2016. Principal and interest are paid ratably through payroll deductions.
Participant Accounts
Participant accounts are credited with the participants’ contributions and allocations of (a) the Company’s contributions and (b) the Plan’s earnings. The Company’s contributions are invested in the Plan’s investment funds based on the investment fund percentages chosen by participants for their contributions. Allocations of the Plan’s earnings are based on the funds’ earnings and the percentage of the funds the participants choose to hold. Nonvested account balances of participants who terminate employment are forfeited and used to reduce future Company contributions. Forfeitures used to reduce Company contributions in 2017 were approximately $1,482,000.
Payment of Benefits
Participants or beneficiaries of participants who terminate employment due to retirement, disability, death, or other reasons are allowed to receive a lump-sum payment equal to the vested balance of their account or installment payments over a period of five, ten, or fifteen years, unless the distributable benefit is less than $1,000, in which case the payment is made in a lump sum.
Participants may also elect to receive a managed account distribution option that seeks to provide monthly installment payments intended to last for the participant's lifetime. This will require the participant to enroll in professional investment management of the participant's account by an investment manager appointed by the Plan.
Expenses of the Plan
Certain plan administration and investment manager expenses are allocated to the funds and paid by the Plan, with all other expenses paid by the participants or the Company.
2.     Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Valuation of Investments
Other than the guaranteed investment contracts ("GICs") and synthetic guaranteed investment contracts ("synthetic GICs") held in the stable asset fund that are stated at contract value, the Plan’s investments are stated at fair value and are valued as follows:
The Plan’s investments in the common and commingled trust funds, short-term investment fund, and mutual fund are valued at the net asset value of shares held. In general, there are no restrictions as to the redemption of these funds, nor does the Plan have any contractual obligations to further invest in any of these funds. In addition, these funds have daily liquidity with trades settling between one and three days. Investments in common stock, including the Company’s common stock, are valued using quoted market prices reported on the active market upon which the individual securities are traded.
GICs and synthetic GICs held by the Plan are reported at contract value, which is equal to the principal balance plus accrued interest. Contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Full or partial Plan sponsor-directed redemptions or terminations of the GICs and synthetic GICs may be delayed for up to 30 days.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as deemed distributions based on the terms of the Plan document. No allowance for credit losses was recorded as of December 31, 2017 or 2016.
Contributions
Company and participant contributions are reported in the financial statements in the period in which the related employee services are rendered. Participant rollover contributions are reported as participant contributions in the financial statements.
Income Recognition
The net appreciation or depreciation in investment values during the period is reflected in the statement of changes in net assets available for benefits. The net appreciation or depreciation includes realized gains and losses on investments sold during the period and unrealized gains and losses on investments held. Securities transactions are recorded on the transaction date. Interest income is recorded on the accrual basis as earned. Dividend income is recorded on the ex-dividend date.
Payment of Benefits
Benefit payments are recorded in the period in which the benefit payments occur. Benefits that are due to participants but remained unpaid at December 31, 2017 and December 31, 2016 totaled $20,000 and $443,000, respectively.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Fair values of the Plan’s investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
New Accounting Pronouncements
There were no recently issued accounting standards applicable to the Plan.
3.     Investment Contracts
The Plan holds both GICs and synthetic GICs. These contracts are managed by Morley Capital Management, Inc. (“Morley”). The GICs are issued with a fixed crediting rate and a fixed maturity that does not change over the life of the contract. Only the contract itself is owned by the Plan for GICs. The synthetic GICs are wrap contracts paired with underlying investments, primarily consisting of high-quality fixed income securities owned by the Plan.  The synthetic GICs provide for a variable crediting rate, based on current yields of the underlying assets, and do not have a final stated maturity date.  The crediting rate typically re-sets on a monthly basis with a one-month look-back for the underlying investment portfolio statistics.  The primary variables impacting future crediting rates include current yield of the investments within the contract, duration of the investments covered by the contract, and the existing difference between the fair value and the contract value of the investments within the contract.

For synthetic GICs, the contract issuers guarantee a minimum zero percent crediting rate.
As described in Note 2, because the GICs and synthetic GICs held are fully benefit-responsive, contract value is the relevant measurement attribute for the portion of the net assets available for benefits attributable to the GICs and synthetic GICs. Contract value, as reported to the Plan by Morley, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. At December 31, 2017 and 2016, no reserves are considered necessary for any potential credit risk or other risk to the contract value of the investments.  The contract issuers guarantee that all qualified participant withdrawals will occur at contract value, subject to the events described in the following paragraph.
Certain events limit the ability of the Plan to transact at contract value. Such events may include, but are not limited to: (1) amendments to the Plan’s documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan’s sponsor or other Plan sponsor events that cause a significant withdrawal from the Plan, or (4) the failure of the Plan’s trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act. The Plan’s administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable. Certain events allow the contract issuers to terminate GIC and synthetic GIC wrap contracts with the Plan and settle at an amount different from the contract value. Such events may include, but are not limited to: (1) management of the portfolio which is not in accordance with investment guidelines, (2) breach of any material obligation under the wrap contract, (3) any representation or warranty made by the contract holder that becomes untrue in any material way, (4) replacement of the adviser without prior consent of the issuer, (5) termination of fund, (6) fund ceases to qualify as a group trust or the Plan ceases to meet the appropriate tax qualifications, or (7) the wrap contract becomes a non-exempt prohibited transaction within the meaning of Section 406 of the Employee Retirement Income Security Act.
The following represents the disaggregation of contract value between types of investment contracts held by the Plan (in thousands).

	December 31, 2017	December 31, 2016
Synthetic GICs	$138,090	$149,033
GICs	8,224	8,093
Total	$146,314	$157,126
4.     Tax Status of the Plan
The Internal Revenue Service (the “IRS”) has determined and informed the Company by a letter dated May 20, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter. However, the Company and the Plan’s counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.
U.S. GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes that the Plan is no longer subject to income tax examinations for years prior to 2014.
5.     Related-Party Transactions
The Company and Wells Fargo are parties-in-interest. The Plan’s investment managers include Arrowstreet Collective Investment Trust, Barclays Global Investors, N.A., BlackRock Institutional Trust Company, N.A., Lazard Asset Management LLC, Morley Capital Management Inc. and Pacific Investment Management Company, LLC, which are also parties-in-interest. A statutory exemption exists for transactions with these parties-in-interest.

The Plan had transactions in the common stock of the Company and the Wells Fargo Short-Term Investment Fund, which is managed by Wells Fargo. During 2017, purchases and sales of the Company’s common stock totaled $7,615,000 and $8,167,000, respectively. As of December 31, 2017 and 2016, the Plan held $11,551,000 and $21,691,000 in the Company's common stock, respectively. During 2017, purchases and sales of Wells Fargo Short-Term Investment Fund shares totaled $262,726,000 and $262,096,000, respectively. As of December 31, 2017 and 2016, the Plan held $19,244,000 and $18,614,000 in Wells Fargo Short-Term Investment Fund shares, respectively.
6.     Plan Termination
The Company anticipates the Plan will continue without interruption but reserves the right to discontinue the Plan. In the event such discontinuance results in the termination of the Plan, participants will become 100 percent vested in their accounts.
7.     Fair Value Measurements
The following tables present information about the Plan’s assets and liabilities measured and reported in the financial statements at fair value and indicate the fair value hierarchy of the valuation techniques utilized to determine such fair value. The three levels of the fair value hierarchy are as follows:

•	Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

•
Level 2—Valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

•	Level 3—Valuations based on inputs that are unobservable, supported by little or no market activity, and that are significant to the fair value of the assets or liabilities.
Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy levels. The Plan’s assets measured and reported in the financial statements at fair value on a recurring basis include the following (in thousands):

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Investments:
Common Stock	$77,981	$—	$—	$77,981
Fixed Income Mutual Fund	17,270	—	—	17,270
Common and Commingled Trust Funds (a)				785,029
Total Investments	$95,251	$—	$—	$880,280

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Investments:
Common Stock	$85,152	$—	$—	$85,152
Fixed Income Mutual Fund	13,369	—	—	13,369
Common and Commingled Trust Funds (a)				672,220
Total Investments	$98,521	$—	$—	$770,741
(a) Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statement of Net Assets Available for Benefits and its related disclosures. Investment objectives for these funds include retirement age target date, S&P 500 equity index, international equity index, extended equity market, intermediate bond index, international equity and short-term investments.
There have been no changes in the valuation methodologies used to value the Plan’s assets at fair value at December 31, 2017 and 2016.

8.     Differences between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits at December 31, 2017 and 2016 per the Plan's financial statements to the Form 5500 (in thousands):

	2017	2016
Net assets available for benefits per the financial statements	$1,037,276	$937,854
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(63)	283
Benefits due to participants but unpaid at year-end	(20)	(443)
Deemed distributions of participant loans per the Form 5500	(142)	(121)
Net assets available for benefits per the Form 5500	$1,037,051	$937,573
The following is a reconciliation of the net increase in the net assets available for benefits per the Plan's financial statements to the Form 5500 (in thousands):

2017
Net increase in net assets available for benefits per the financial statements	$99,422
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(346)
Benefits due to participants but unpaid at year-end	423
Deemed distributions of participant loans per the Form 5500	(21)
Net increase in net assets available for benefits per the Form 5500	$99,478
9.     Subsequent Events
In preparing these financial statements, the Plan evaluated events and transactions that occurred between December 31, 2017 and the date these financial statements were issued.

MATTEL, INC. PERSONAL INVESTMENT PLAN
EIN: 95-1567322 PN: 002
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
At December 31, 2017

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost **	(e) Current Value
	Common and Commingled Trust Funds
*	Arrowstreet Collective Invt Tr	192,000 Units		22,069,000
*	Barclays Global Invs N A Invt Fds	1,117,000 Units		72,840,000
*	BGI Intermediate Government/Corp F	2,390,000 Units		63,720,000
*	Blackrock Equity Index F	6,131,000 Units		306,263,000
*	Blackrock Instl/Lifepath Retirement	1,576,000 Units		22,686,000
*	Blackrock Instl/Lifepath 2020 Fund	2,268,000 Units		35,193,000
*	Blackrock Instl/Lifepath 2030 Fund	3,617,000 Units		62,178,000
*	Blackrock Instl/Lifepath 2040 Fund	4,456,000 Units		83,115,000
*	Blackrock Instl/Lifepath 2050 Fund	522,000 Units		10,257,000
*	Blackrock Instl/Lifepath 2060 Fund	172,000 Units		2,253,000
*	Blackrock Instl Tr Co N A Invt Fds	6,094,000 Units		85,210,000
*	Wells Fargo/Blackrock Short-Term Investment Fund N	19,244,000 Units		19,244,000
	Total Common and Commingled Trust Funds			785,028,000

	Common Stock
	Alaska Air Group Inc	13,000 Units		942,000
	American Campus Cmntys Inc	18,000 Units		736,000
	Amn Healthcare Services Inc	12,000 Units		582,000
	Arch Capital Group Ltd	11,000 Units		1,033,000
	Atkore International Group Inc	46,000 Units		976,000
	Bank Of The Ozarks Inc	25,000 Units		1,219,000
	Belden Inc	9,000 Units		672,000
	Bottomline Technologies Del Inc	34,000 Units		1,169,000
	Cambrex Corp Com	10,000 Units		457,000
	Camden Ppty Tr Sh Ben Int	10,000 Units		895,000
	Carter Holdings	8,000 Units		918,000
	Catalent Inc	17,000 Units		690,000
	Cellectis	13,000 Units		375,000
	Chicos Fas Inc Com	47,000 Units		416,000
	Ciena Corp Usd 0.01	36,000 Units		763,000
	Comerica Inc	13,000 Units		1,164,000
	Commerce Bancshares Inc	23,000 Units		1,312,000
	Corelogic Inc	24,000 Units		1,099,000
	Crown Hldgs Inc	3,000 Units		186,000
	Cypress Semiconductor Corp	63,000 Units		960,000
	Dct Industrial Trust Inc.	13,000 Units		793,000
	Deluxe Corp	17,000 Units		1,302,000
	Dycom Inds Inc Com	6,000 Units		656,000
	Eagle Matls Inc	7,000 Units		758,000
	Eagle Pharmaceuticals Inc/De	6,000 Units		343,000
	Echo Global Logistics, Inc	21,000 Units		597,000
	Emerald Expositions Events Inc	32,000 Units		654,000
	Enersys	9,000 Units		635,000
	Extra Space Storage Inc	12,000 Units		1,057,000
	Fcb Financial Holdings, Inc	21,000 Units		1,043,000
	Flir Sys Inc Com	24,000 Units		1,121,000

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost **	(e) Current Value
	Floor & Decor Holdings Inc	11,000 Units		528,000
	Fti Consulting Inc Com	27,000 Units		1,164,000
	Generac Holdings Inc	18,000 Units		899,000
	Graphic Packaging Hldgco	89,000 Units		1,372,000
	Healthcare Rlty Tr Com	35,000 Units		1,133,000
	Home Bancshares Inc/Conway Ar	48,000 Units		1,124,000
	Inc Research Holdings Inc	18,000 Units		774,000
	Ingevity Corp	9,000 Units		627,000
	Innospec Inc	16,000 Units		1,146,000
	J2 Global, Inc.	12,000 Units		921,000
	Jm Smucker Co	10,000 Units		1,304,000
	Kilroy Realty Corp Com	13,000 Units		984,000
	Kirby Corp	16,000 Units		1,069,000
	Leggett & Platt Inc	23,000 Units		1,096,000
	Leidos Holdings, Inc	15,000 Units		997,000
*	Mattel Inc	751,000 Units		11,551,000
	Microsemi Corp Com	13,000 Units		695,000
	Modine Mfg Co	36,000 Units		727,000
	Morningstar Inc	11,000 Units		1,098,000
	Ncs Multistage Holdings Inc	35,000 Units		510,000
	Northwest Nat Gas Co	7,000 Units		446,000
	Oceaneering Intl Inc	36,000 Units		757,000
	Pacwest Bancorp	15,000 Units		746,000
	Pattern Energy Group Inc	38,000 Units		811,000
	Patterson-Uti Energy Inc	37,000 Units		853,000
	Pgt Innovations, Inc.	42,000 Units		711,000
	Pnm Res Inc	25,000 Units		1,012,000
	Regal Beloit Corporation	14,000 Units		1,053,000
	Reinsurance Group America Class A	5,000 Units		824,000
	Scholastic Corp Com	25,000 Units		987,000
	Simply Good Foods Co/The	68,000 Units		971,000
	Snap On Inc	5,000 Units		912,000
	Sprouts Farmers Markets Llc	33,000 Units		808,000
	Steel Dynamics Inc Com	10,000 Units		445,000
	Steris Plc	12,000 Units		1,043,000
	Sterling Bancorp Del	41,000 Units		1,019,000
	Steven Madden Ltd	18,000 Units		824,000
	Texas Cap Bancshares Inc	11,000 Units		1,008,000
	Tractor Supply Co Com	7,000 Units		524,000
	Trimas Corp	20,000 Units		525,000
	Udr Inc	27,000 Units		1,037,000
	Us Silica Holdings Inc	30,000 Units		977,000
	Valvoline Inc	49,000 Units		1,229,000
	Vantiv Inc	5,000 Units		402,000
	Versum Materials Inc	22,000 Units		820,000
	Wabtec Corp	12,000 Units		951,000
	Washington Federal Inc	31,000 Units		1,048,000
	Total Common Stock:			77,981,000

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost **	(e) Current Value
	Mutual Fund
*	PIMCO Income Institutional Fund	1,392,000 Units		17,270,000

	Traditional Guaranteed Investment Contracts
	New York Life (Contract #GA34433XX)	1.40%, Due 11/11/2019		5,116,000
	MetLife (Contract #GAC35471X)	1.97%, Due 9/9/2019		3,108,000
	Total Traditional Guaranteed Investment Contracts:			8,224,000

	Synthetic Guaranteed Investment Contracts
	MetLife (Contract #GAC32606)
	MetLife MAT Separate Account	2.03%, No Due Date		31,667,000
	Wrap contract			—
	Total			31,667,000

	Principal Life Insurance Wrap (Contract #GA8-9578)
*	Morley Stable Income Bond Fund	1.89%, No Due Date		33,172,000
	Wrap contract			—
	Total			33,172,000

	Prudential Insurance Wrap (Contract #GA-62237)
	Prudential Core Conservative Intermediate Bond Fund	2.46%, No Due Date		33,328,000
	Wrap contract			—
	Total			33,328,000

	Transamerica Premier Life Wrap-Multi Asset (Contract #MDA00450TR)
*	Morley Income Fund III	2.28%, No Due Date		39,861,000
	Wrap contract			—
	Total			39,861,000

	Total Investments and Cash			1,026,531,000

	Notes Receivable from Participants	Interest rates: 4.24% - 9.25%		8,116,000
		Maturity dates: 1/5/2018 - 1/1/2033

*	Party-in-interest
**	Historical cost is not required under ERISA for participant-directed investments and, therefore, is not included.